UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

BBVA hereby communicates information relating to the capital increase to be charged to voluntary reserves resolved by the Annual General Shareholders’ Meeting of BBVA held on 11th March 2016, under section 3.2 of agenda item three, by which the shareholders remuneration system called “Dividend Option” is to be implemented. Accompanying this relevant information notice is an information document describing the referred capital increase for purposes of article 26.1.e) of Royal Decree 1310/2005, of 4th November, which partially develops Act 24/1988, of 28th July, on the Securities Exchange, with respect to the admission of securities for trading on regulated secondary markets, public bids of sale or subscription and the offering circular required for such purposes.

Madrid, 28th September 2016

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

INFORMATION DOCUMENT

CAPITAL INCREASE TO BE CHARGED TO VOLUNTARY RESERVES

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

28th September 2016

THIS DOCUMENT HAS BEEN PREPARED IN ACCORDANCE WITH ARTICLE 26.1.E) OF ROYAL DECREE 1310/2005, OF 4th NOVEMBER, WHICH PARTIALLY DEVELOPS ACT 24/1988, OF 28th JULY, ON THE SECURITIES EXCHANGE, WITH RESPECT TO THE ADMISSION OF SECURITIES FOR TRADING ON REGULATED SECONDARY MARKETS, PUBLIC BIDS OF SALE OR SUBSCRIPTION AND THE OFFERING CIRCULAR REQUIRED FOR SUCH PURPOSES.

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

1.	INTRODUCTION

The Annual General Shareholders’ Meeting of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA” or the “Bank”) held on 11th March 2016 resolved, under section 3.2 of agenda item three, to increase the share capital of BBVA, to be charged to voluntary reserves, in accordance with the terms and conditions set out in the resolution (the “Capital Increase”), conferring authority on the Board of Directors of BBVA to execute the Capital Increase pursuant to article 297.1.a) of the consolidated text of the Corporate Enterprises Act, approved under Royal Legislative Decree 1/2010, of 2nd July (the “Corporate Enterprises Act”), and to article 30.c) of BBVA Bylaws.

This information document (the “Information Document”) has been issued in accordance with article 26.1.e) of Royal Decree 1310/2005, of 4th November, which partially develops Act 24/1988, of 28th July, on the Securities Exchange, with respect to the admission of securities for trading on regulated secondary markets, public bids of sale or subscription and the offering circular required for such purposes, which provides that the preparation and publication of a prospectus related to the admission to listing of the shares issued as a consequence of the execution of a capital increase to be charged to reserves will not be necessary provided that “a document is made available containing information on the number and nature of the shares and the reasons for and details of the offer”. This Information Document is available on the Spanish National Securities Market Commission’s website (www.cnmv.es) and on the Bank’s website (www.bbva.com), where additional information of the Bank may be obtained.

2.	PURPOSE OF THE CAPITAL INCREASE

The Capital Increase serves as an instrument for the implementation of the shareholder remuneration program named “Dividend Option”, which offers BBVA shareholders the opportunity to elect to receive all or part of their remuneration in ordinary newly-issued BBVA shares or in cash, at their choice.

The Dividend Option pursues the optimization and customization of the shareholder’s remuneration scheme, and therefore the shareholders benefit from more flexibility, since they will be able to adapt their remuneration to their preferences and personal situation.

The Dividend Option program works as follows:

Upon the execution of the Capital Increase, one (1) right of free allocation for each BBVA share will be assigned to whoever is accredited at 23:59 (Madrid (Spain) local time) on the day of the publication of the Capital Increase announcement in the Official Gazette of the Companies Registry (“Boletín Oficial del Registro Mercantil”) (envisaged for 30th September 2016). These rights will be transferable and listed on the market during a fifteen (15) calendar day period. Once this period has elapsed, the rights will be automatically converted into ordinary newly-issued BBVA shares (except those which have been acquired and waived by BBVA as further explained below).

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

Under the Dividend Option program, each shareholder may opt from among the following alternatives1:

(i)	Receive ordinary newly-issued BBVA shares. In this case, the shareholder will receive free-of-charge the number of new shares corresponding to the number of rights of free allocation held at the end of the trading period of the rights of free allocation (which is expected to take place at 17th October 2016). The delivery of such shares will not be subject to Spanish withholding tax.

(ii)	Receive their remuneration in cash. To this end, BBVA assumes an irrevocable undertaking to acquire the rights of free allocation for a guaranteed fixed price which may be exercised until 13th October 2016. This option is addressed exclusively to those who have been originally assigned such rights of free allocation and only with regard to the rights of free allocation initially allocated at such time; accordingly, the commitment will not be exercised in respect of any rights of free allocation acquired on the market. This option will be subject to the same tax treatment as dividends distributed directly in cash and, therefore, the amount to be paid will be subject to Spanish withholding tax, which currently stands at 19%.

(iii)	Sell their rights of free allocation on the market. Given that the rights will be listed, shareholders may opt to sell them on the market at any time during the trading period, which is expected to take place from 3rd to 17th October 2016, at the prevailing market price rather than at the guaranteed fixed price offered by BBVA pursuant to its acquisition undertaking. The proceeds obtained from the market sale of the rights will not be subject to withholding tax.

Additionally, the above mentioned alternatives may be combined.

When no election is made, the holders of the rights of free allocation will receive the number of new BBVA shares corresponding to them, based on the number of rights of free allocation they may hold2.

3.	DETAILS OF THE OFFER

3.1.	Maximum number of shares to be issued and number of rights necessary

BBVA’s Board of Directors, at its meeting held on 28th September 2016, approved the execution of the Capital Increase in accordance with the terms approved by the Annual General Shareholders’ Meeting of BBVA held on 11th March 2016, under section 3.2 of agenda item three.

[1]	Special arrangements apply to BBVA shareholders who hold their shares in the form of ADSs. Please see section 5.
[2]	Special arrangements apply to BBVA shareholders who hold their shares in the form of ADSs. Please see section 5.

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

Pursuant to the formulas provided for in the referred resolution of the Annual General Shareholders’ Meeting, the Board of Directors of the Bank has established the terms and conditions of the Capital Increase as follows:

(i)	The maximum number of new ordinary shares to be issued (the “New Shares”) is 98,187,241. Accordingly, the maximum aggregate nominal value of the Capital Increase is €48,111,748.09, which is the product of multiplying the maximum number of New Shares 98,187,241 by the nominal value of €0.49 per New Share.

The maximum number of New Shares to be issued is the result of applying the formulas provided for in the resolution adopted by the Annual General Shareholders’ Meeting, considering that NOS (the number of old shares outstanding) is 6,480,357,925, that RMV (reference market value) is €530,000,000 and that RP (reference price) is €5.3893. On this basis, NAR (number of allocation rights) correspond to 66, in accordance with the formula indicated in the referred resolution (rounded up to the nearest next whole number):

NAR = RP x NOS / RMV = 5.389 x 6,480,357,925 / 530,000,000 = 66

Thus, the maximum number of New Shares to be issued is 98,187,241, in accordance with the formula established by the Annual General Shareholders’ Meeting (rounded down to the nearest next whole number):

New Shares = NOS / NAR = 6,480,357,925 / 66 = 98,187,241

However, the final number of New Shares and the final nominal value of the Capital Increase will depend on the number of rights of free allocation acquired by the Bank pursuant to its undertaking to acquire the rights of free allocation. BBVA will waive the rights of free allocation acquired pursuant to such undertaking and only those New Shares corresponding to the rights of free allocation which have not been acquired by BBVA pursuant to its undertaking will be issued.

The New Shares will be issued at their nominal value of forty-nine euro cents (€0.49) per New Share, without issuance premium.

(ii)	The number of rights of free allocation (NAR) necessary to receive one New Share is 66.

One right of free allocation will be assigned for each BBVA share to whoever is accredited at 23:59 (Madrid (Spain) local time) on the day of the publication of the Capital Increase announcement in the Official Gazette of the Companies Registry (envisaged for 30th September 2016).

[3]	The Reference Price corresponds to the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform (Mercado Continuo) over the five (5) trading days prior to 28th September 2016, the date on which BBVA’s Board of Directors resolved to execute the Capital Increase, rounded off to the nearest one-thousandth of a euro and, in the event of a half of one-thousandth of a euro, this will rounded up to the nearest one-thousandth.

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

In order to ensure that all the rights of free allocation can be effectively exercised and the number of New Shares to be issued is a whole number, BBVA has waived 19 rights corresponding to 19 own shares held in treasury stock.

3.2.	Definitive price of the undertaking to acquire the rights of free allocation

The gross price at which BBVA undertakes to acquire each right of free allocation is €0.08 per right, in accordance with the formula provided for in the resolution adopted by the Annual General Shareholders’ Meeting (rounded off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the nearest next whole thousandth):

Purchase price = RP / (NAR+1) = 5.389 / (66+1) = €0.08

Accordingly, whoever is accredited, and wishes, to receive its remuneration in cash may sell its rights of free allocation to BBVA at a guaranteed fixed gross price of €0.08 per right.

BBVA’s undertaking to acquire rights of free allocation at this fixed price will be in effect until 13th October 20164.

3.3.	Calendar

The expected calendar5 for the execution of the Capital Increase is the following:

•	30th September 2016: Publication of the Capital Increase announcement in the Official Gazette of the Companies Registry. Last trading date to participate in the Capital Increase.

•	3rd October 2016: Rights of free allocation trading period begins in Spain. BBVA shares trade ex-dividend (ex-date)[6].

•	4th October 2016: Record date[7].

•	13th October 2016: Deadline for exercising the undertaking to acquire the rights of free allocation assumed by BBVA on the terms set forth above.

•	17th October 2016: Rights of free allocation trading period ends.

[4]	Special arrangements apply to BBVA shareholders who hold their shares in the form of ADSs. Please see section 5.
[5]	The relevant dates may be modified or may vary on the overseas exchanges on which BBVA shares or ADSs are traded. Please see section 5.
[6]	The settlement of purchase orders over BBVA shares allocated on 28th and 29th September will take place on October 3rd in accordance with the new securities clearing, settlement and registry system in Spain. Consequently, the rights of free allocation related to those BBVA shares will be registered in Iberclear on October 4th.
[7]	The settlement of purchase orders over BBVA shares allocated on 30th September will take place on October 4th in accordance with the new securities clearing, settlement and registry system in Spain. Consequently, the rights of free allocation related to those BBVA shares will be registered in Iberclear on October 5th.

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

•	19th October 2016: Date of payment to whoever has exercised the undertaking to acquire rights assumed by BBVA. Publication of the result of the Capital Increase.

•	25th October 2016: New Shares allocated to shareholders.

•	26th October 2016: Initiation of ordinary trading of the New Shares on the Spanish Stock Exchanges[8], subject to obtaining all necessary authorizations.

3.4.	Assignment of rights and procedure to opt for cash or for New Shares

The rights of free allocation will be assigned to whoever is accredited at 23:59 (Madrid (Spain) local time) on the day of the publication of the Capital Increase announcement in the Official Gazette of the Companies Registry (envisaged for 30th September 2016). The trading period of the rights will begin on the next trading day to the publication of that announcement and will have a term of fifteen (15) calendar days (envisaged from 3rd to 17th October 2016, both inclusive).

The option to receive cash or New Shares on the terms explained above, or to acquire in the market rights of free allocation sufficient and in the necessary proportion to subscribe for New Shares, will be available during the trading period of the rights of free allocation.

Those who are accredited to do so and wish to exercise the undertaking to acquire rights assumed by BBVA and receive cash at the guaranteed fixed price will need to communicate their decision no later than 13th October 2016. This option is addressed exclusively to those who have been originally assigned such rights of free allocation and only with regard to the rights of free allocation initially allocated at such time; accordingly, the commitment will not be exercised in respect of any rights of free allocation acquired on the market.

When no election is made during the required period the holders of the rights of free allocation will receive the number of new BBVA shares corresponding to them, based on the number of rights of free allocation they may hold9.

To choose among the alternatives offered under the “Dividend Option” program, the holders of the rights of free allocation will have to contact the entities where their rights are deposited. Specifically:

(i)	Rights deposited at BBVA Group entities: Holders of rights of free allocation who wish to give instructions will have to give the relevant order. In the absence of an express communication, they will receive New Shares and, if applicable, the proceeds of the liquidation on the market of any rights of free allocation not-exercisable into a whole New Share.

[8]	The admission to trading in the foreign stock exchanges where BBVA shares or ADSs are currently listed will be requested.
[9]	Special arrangements apply to BBVA shareholders who hold their shares in the form of ADSs. Please see section 5.

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

BBVA shall not charge any fees or costs to those who opt to receive cash at the guaranteed fixed price in exercise of the undertaking to purchase right assumed by BBVA or to receive their corresponding New Shares. In case of sale of the rights on the market, BBVA shall charge the usual fees or costs pursuant to the applicable regulations.

(ii)	Rights deposited with other entities: The holders of rights of free allocation will have to contact the entity where their rights are deposited to notify them their decision.

The depository entities may charge the fees or costs related to the assignment of New Shares or the sale of rights pursuant to the applicable regulations.

The Capital Increase is carried out free of fees and costs in connection with the assignment of the New Shares, with the Bank assuming the costs for the issue, subscription, placing on the market, admission to listing and other related costs.

4.	NATURE OF THE NEW SHARES TO BE ISSUED

4.1.	Par value, issue price and representation of the New Shares

The New Shares to be issued under the Capital Increase will be ordinary shares with a par value of €0.49 each, of the same class and series and with the same rights as those currently outstanding.

The New Shares will be issued at an issue price of €0.49, which is without issuance premium, and will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. Unipersonal (“Iberclear”), which performs such function along with its participating entities.

4.2.	Reserves to which the New Shares will be charged and balance sheet used for the Capital Increase

The Capital Increase is free of charge and, therefore, does not require any payment from the shareholders. The Capital Increase will be wholly charged to the freely distributable reserve named voluntary reserves, derived from retained earnings, which amounted to €6,970,821,339.21 as of 31st December 2015.

The balance sheet used for purposes of the Capital Increase is that corresponding to 31st December 2015, duly audited by Deloitte, S.L. as of 3rd February 2016 and approved by the Annual General Shareholders’ Meeting on 11th March 2016 under agenda item one.

4.3.	Shares in deposit

At the end of the trading period for the rights of free allocation, the New Shares that have not been assigned will be held in deposit and made available to whoever can evidence its lawful ownership.

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

After three years, any New Shares whose allocation is still pending can be sold in accordance with article 117 of the Corporate Enterprises Act, on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

4.4.	Rights of the New Shares

The New Shares will confer on their holders the right to participate in any distribution of corporate earnings paid out after the date on which they are recorded in the Iberclear accounting books, and in any net assets resulting from the Bank’s liquidation.

4.5.	Listing for trading

The Bank will apply for the listing of the New Shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Spanish SIBE (Sistema de Interconexión Bursátil Español) electronic trading platform (Mercado Continuo), and shall take the steps and make the actions and arrangements that may be necessary or convenient and present any documents required before the competent bodies of the foreign stock exchanges where BBVA’s shares are traded, in order to list the New Shares finally issued on these exchanges. (BBVA shares are currently trading on the exchanges of London and Mexico; and via ADSs –American Depositary Shares– on the New York Exchange and on the Lima Exchange, due to the interchange agreement between both markets). Subject to the granting of the relevant authorizations, it is expected that the ordinary trading of the New Shares on the Spanish Stock Exchanges will begin on 26th October 2016.

4.6.	Tax matters

In general, the applicable tax regime in Spain for the Dividend Option is as follows:

For tax purposes, the vesting of the New Shares will be deemed to be the vesting of free-of-charge shares and, consequently, will not be considered as income for the purpose of Spanish personal income tax (“IRPF”), or for corporate income tax (“IS”) or for non-residents income tax (“IRNR”), whether or not acting through a permanent establishment in Spain.

The acquisition value of New Shares received and of the shares from which they originate will result from dividing the total cost by the corresponding number of shares, including both old and newly-issued shares. The seniority of such free-of-charge shares will be the same as the shares from which they originate.

In the event that the rights of free allocation are sold on the market, the amount obtained from the transfer of such rights will, in general, be subject to the following taxes:

•	In the case of IRPF and IRNR and if the transaction is carried out without the mediation of a permanent establishment, the amount obtained from the transfer of rights of free allocation on the market will receive the same tax treatment as pre-emptive subscription rights. Consequently, for tax purposes, the amount obtained from the transfer of the rights of free allocation is subtracted from the acquisition value of the shares from which these rights originate, in application of article 37.1.a) of Act 35/2006, of 28th November, on Personal Income Tax (IRPF), as amended by Act 26/2014, of 27th November.

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

Thus only if the amount obtained from the transfer of the rights exceeds the acquisition value of the shares from which they originate will the difference be considered a capital gain for the transferor in the tax period in which the transfer takes place.

•	In the case of IS and IRNR, when the transaction is carried out through a permanent establishment in Spain, insofar as it completes a full trading cycle, tax will be payable in accordance with the applicable accounting rules.

If whoever is accredited decides to exercise BBVA’s irrevocable undertaking to acquire the rights for cash, the tax regulations applicable to the amount obtained in the transfer to the Bank of the rights of free allocation will be equivalent to the tax regulations applicable to dividends distributed directly in cash, and therefore subject to the corresponding withholding tax, which currently stands at 19%.

5.	FOREIGN JURISDICTIONS WHERE BBVA SHARES ARE LISTED

The options, terms and procedures indicated in this Information Document may not be the same in respect of BBVA shares listed outside Spain, including in the form of BBVA ADSs. Shareholders holding such shares should consult the public announcements made and other documents published in the relevant jurisdictions.

Banco Bilbao Vizcaya Argentaria, S.A.

B.p.

Jaime Sáenz de Tejada

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: September 28, 2016	By: /s/ Jaime Sáenz de Tejada
Name: Jaime Sáenz de Tejada
Title: Chief Financial Officer